Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Quarter ended			Year-to-date
(dollar amounts in millions)	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Earnings
Income before income taxes	$1,165	$1,091	$1,165	$2,256	$2,255
Net (income) loss attributable to noncontrolling interests	(2)	9	(36)	7	(67)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	1,163	1,100	1,129	2,263	2,188
Fixed charges, excluding interest on deposits	136	128	87	264	179
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	1,299	1,228	1,216	2,527	2,367
Interest on deposits	12	15	8	27	23
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$1,311	$1,243	$1,224	$2,554	$2,390
Fixed charges
Interest expense, excluding interest on deposits	$111	$102	$60	$213	$124
One-third net rental expense (a)	25	26	27	51	55
Total fixed charges, excluding interest on deposits	136	128	87	264	179
Interest on deposits	12	15	8	27	23
Total fixed charges, including interests on deposits	$148	$143	$95	$291	$202
Preferred stock dividends	$48	$13	$23	$61	$36

Total fixed charges and preferred stock dividends, excluding interest on deposits	$184	$141	$110	$325	$215
Total fixed charges and preferred stock dividends, including interest on deposits	$196	$156	$118	$352	$238

Earnings to fixed charges ratios
Excluding interest on deposits	9.55	9.59	13.98	9.57	13.22
Including interest on deposits	8.86	8.69	12.88	8.78	11.83

Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	7.06	8.71	11.05	7.78	11.01
Including interest on deposits	6.69	7.97	10.37	7.26	10.04

(a)	The proportion deemed representative of the interest factor.